# Annual Report

JUNE 30, 2008

Waddell & Reed Advisors Tax-Managed Equity Fund



# CONTENTS

# President's Letter

*June 30, 2008*



## DEAR SHAREHOLDER:

A study this past winter by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point in the past seven decades. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing good long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended June 30, 2008, the S&P 500 Index fell 13.13 percent while the Lehman Brothers Aggregate Bond Index rose 7.13 percent.

We are grateful for your confidence in our long-term ability to manage your assets. This is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the 1930s; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting energy and food prices; and the strong probability of a recession this year.

The positives are more subtle: exports are strong; farmers are enjoying great prices for grain. Alternative energy and related technologies such as solar and wind power are booming. Tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have experienced in the first six months of 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. It will be important for the Fed to strike the right balance between keeping inflation in check and providing sufficient liquidity for financially sound businesses to help lead the U.S. economy on a path to recovery.

Today, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at June 30, 2008 is not in as good a shape as it was 12 months earlier. Oil prices have nearly doubled. Inflation is at the highest level since 1991 while the nation's unemployment rate is also higher. Economic growth is weak.

As we look ahead, we believe that the investing and economic climate will improve in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored.

## Our commitment

We believe that maintaining a well-rounded portfolio and prudent financial planning are essential elements for securing your long-term financial future. As investment managers since 1937, our organization has always been mindful that we are managing other people's money.

In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

# Manager's Discussion of Tax-Managed Equity Fund

*June 30, 2008*



**Below, F. Chace Brundige, CFA, portfolio manager of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc., discusses positioning, performance and results for the fiscal year ended June 30, 2008. He has managed the Fund for two years and has 14 years of industry experience.**



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund increased 6.01 percent (Class A shares at net asset value) for the 12 months ended June 30, 2008, outperforming its benchmark and peer group. The Russell 1000 Growth Index (reflecting the performance of stocks that generally represent the equity market) declined 5.96 percent, while the Lipper Large-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives) fell 4.85 percent for the same period. Please note that the Fund returns include applicable fees and expenses, while index returns do not include any such fees.

## Some setbacks

While we exhibited positive stock selection in financials, our relatively small positions in several strong performers in this sector caused overall sector performance to look unremarkable. Our investments in a gaming-services provider declined sharply as Las Vegas activity cooled and the company's next major product cycle is at least a year away. A few technology holdings detracted from otherwise solid stock selection in that sector. Also, investments in a pharmaceutical company and a medical equipment company offset some of the solid stock picking within health care.

In building our portfolio, we attempt to identify companies that we feel possess sustainable competitive advantages through detailed competitive analysis. In addition, our largest positions tend to be those where we believe there is some additional catalyst that causes fundamental performance to outstrip what's expected by other investors and Wall Street in general. This year we had several contributors where earnings and cash flow metrics were much stronger than generally expected going into the year. As we had identified this likelihood beforehand, the Fund was well-positioned to benefit during the year.

## No capital gains distributions since inception

Consistent with the Fund's objective of long-term growth of capital while minimizing distributions of taxable gains and income, the Fund did not make any taxable income or capital gains distributions for any share class during the past fiscal year (see page 19 for more information). In fact, the Fund has never paid a taxable capital gains distribution since its inception on March 31, 2000 and has not paid an income distribution since fiscal year 2005. Of course, we cannot say for certain what will happen in the future. We plan to continue to seek our objectives, refining our tactical strategy as federal tax policy evolves.

## Health care and telecom overweighted

Health care and telecom services were our largest overweights, both the result of bottom-up stock-picking. Our health care weightings are perhaps larger than they would be if the economy were entering an upturn. Telecom was helped this year by the performance of a Chinese telecom firm. Holdings there also include a wireless tower company in the U.S. Video gaming, in particular, has grown within the Fund and we feel should benefit from the current cycle but also perhaps from its low-cost position on the entertainment spectrum – especially considering transportation costs.

Our largest underweight this year was the consumer discretionary sector once again. Within that we remain lightly invested in U.S. retail but have added to other discretionary areas. We are also underweight in consumer staples, but for different reasons. While we've identified what we think are some good opportunities, we believe the sector is largely fairly valued. We've focused our exposure here on companies we feel are best-positioned to extend their strong brands into China and where we believe consensus expectations are inappropriately restrained. We are somewhat concerned about input inflation but feel the issue is well-understood by investors.

### Top 10 Equity Holdings
### June 30, 2008

| Company | Sector |
| --- | --- |
| Monsanto Company | Raw Materials |
| Deere & Company | Capital Goods |
| Gilead Sciences, Inc. | Health Care |
| Research In Motion Limited | Consumer Durables |
| QUALCOMM Incorporated | Technology |
| National Oilwell Varco, Inc. | Energy |
| Genentech, Inc. | Health Care |
| Abbott Laboratories | Health Care |
| Apple Inc. | Technology |
| Transocean Inc. | Energy |

### June 30, 2007

| Company | Sector |
| --- | --- |
| Apple Inc. | Technology |
| Monsanto Company | Raw Materials |
| Cisco Systems, Inc. | Technology |
| Deere & Company | Capital Goods |
| Adobe Systems Incorporated | Technology |
| Schlumberger Limited | Energy |
| Google Inc., Class A | Business Equipment and Services |
| Research In Motion Limited | Consumer Durables |
| UBS AG | Financial Services |
| Genentech, Inc. | Health Care |

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

## Our outlook

We believe the U.S. consumer segment will continue to slow, driven by tightening and contracting credit. (Credit had fed consumer spending over the past several years.) Also hampering consumer spending, in our opinion, are the following factors: falling home prices, which may produce a negative wealth effect and place further pressure on the ability to borrow money; food and energy prices, which continue to draw a greater share of spending; wages are not keeping up with inflation; and the U.S. likely is shedding jobs.

We believe that many companies will continue to spend heavily to locate and produce oil and gas resources. The Chinese spending on infrastructure will likely continue at a rapid clip, placing further pressure on commodity prices. And while the Federal Reserve is concerned about inflation and the dollar, our belief is the economy will weaken further and another easing of rates is more likely before a tightening.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund's portfolio.**

# Comparison of Change in Value of $10,000 Investment

| | |
|---|---|
| ——— | Waddell & Reed Advisors Tax-Managed Equity Fund, Inc., Class A Shares[1] .................................... $11,045 |
| — — — | Russell 1000 Growth Index ............................... $ 6,700 |
| - - - - - - | Lipper Large-Cap Growth Funds Universe Average ........... $ 7,638 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A | Class B | Class C | Class Y[3] |
|---|---|---|---|---|
| 1-year period ended 6-30-08 . . . . . . . . . . . | −0.09% | 1.03% | 5.15% | 4.64% |
| 5-year period ended 6-30-08 . . . . . . . . . . . | 9.63% | 9.78% | 9.88% | 10.68% |
| 10-year period ended 6-30-08 . . . . . . . . . . | — | — | — | — |
| Since inception of Class[4] through 6-30-08 . . . . . . . . . . . . . . . . . . . | 1.21% | 1.00% | 0.97% | 1.77% |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

(3) Class Y shares are no longer available for investment.

(4) 3-31-00 for Class A, Class B and Class C shares and 4-19-00 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

# Illustration of Fund Expenses

## TAX-MANAGED EQUITY FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

### Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

### Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

## Fund Expenses

| For the Six Months Ended June 30, 2008 | Beginning Account Value 12-31-07 | Ending Account Value 6-30-08 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return**[1] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $ 912.30 | 1.22% | $ 5.83 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 908.00 | 2.13 | 10.11 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 908.60 | 2.12 | 10.02 |
| Class Y** . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 904.20 | 2.26 | 10.66 |
| **Based on 5% Return**[2] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018.77 | 1.22% | $ 6.16 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.29 | 2.13 | 10.68 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.32 | 2.12 | 10.58 |
| Class Y** . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013.62 | 2.26 | 11.28 |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2008, and divided by 366.

**Class closed to investment.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

## SHAREHOLDER SUMMARY OF TAX-MANAGED EQUITY FUND

### Portfolio Highlights

On June 30, 2008, Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. had net assets totaling $112,830,341 invested in a diversified portfolio of:

| | |
|---|---|
| 80.87% | Domestic Common Stocks |
| 12.74% | Cash and Cash Equivalents |
| 6.39% | Foreign Common Stocks |

### Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on June 30, 2008, your Fund owned:



| | |
|---|---|
| Technology Stocks . . . . . . . . . . . . . . . . . . | $21.55 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . | $15.04 |
| Cash and Cash Equivalents . . . . . . . . . . . | $12.74 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $11.23 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 8.58 |
| Consumer Nondurables Stocks . . . . . . . . | $ 6.32 |
| Miscellaneous Stocks[1] . . . . . . . . . . . . . . | $ 5.99 |
| Business Equipment and Services Stocks . . . . . . . . . . . . . . . . . . | $ 4.49 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 4.44 |
| Financial Services Stocks . . . . . . . . . . . . . | $ 3.44 |
| Consumer Durables Stocks . . . . . . . . . . . | $ 3.14 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 3.04 |

(1)Includes $2.10 Consumer Services Stocks, $0.97 Transportation Stocks and $2.92 Utilities Stocks.

## Before and After Tax Returns[1]

| | 1-year period ended 6-30-08 | 5-year period ended 6-30-08 | 10-year period ended 6-30-08 | Since inception of Class[2] through 6-30-08 |
|---|---|---|---|---|
| Class A | | | | |
| Before Taxes | −0.09% | 9.63% | — | 1.21% |
| After Taxes on Distributions | −0.09% | 9.63% | — | 1.19% |
| After Taxes on Distributions and Sale of Fund Shares | −0.06%[3] | 8.39% | — | 1.02% |
| Class B | | | | |
| Before Taxes | 1.03% | 9.78% | — | 1.00% |
| After Taxes on Distributions | 1.03% | 9.78% | — | 1.00% |
| After Taxes on Distributions and Sale of Fund Shares | 0.67% | 8.52% | — | 0.86% |
| Class C | | | | |
| Before Taxes | 5.15% | 9.88% | — | 0.97% |
| After Taxes on Distributions | 5.15% | 9.88% | — | 0.97% |
| After Taxes on Distributions and Sale of Fund Shares | 3.34% | 8.62% | — | 0.83% |
| Class Y[4] | | | | |
| Before Taxes | 4.64% | 10.68% | — | 1.77% |
| After Taxes on Distributions | 4.64% | 9.53% | — | 1.77% |
| After Taxes on Distributions and Sale of Fund Shares | 3.01% | 8.20% | — | 1.50% |
| Russell 1000 Growth Index[5] | −5.96% | 7.33% | — | −4.74% |

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

(2) 3-31-00 for Class A, Class B and Class C shares and 4-19-00 for Class Y shares (the date on which shares were first acquired by shareholders).

(3) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(4) Class Y shares are no longer available for investment.

(5) The Russell 1000 Growth Index since inception column reflects the index return for the life of the Fund's Class A shares and reflects no deduction for fees, expenses or taxes.

The table above shows average annual returns on a before-tax and after-tax basis. Returns *Before Taxes* shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns *After Taxes on Distributions* is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns *After Taxes on Distributions and Sale of Fund Shares* is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

# The Investments of Tax-Managed Equity Fund

June 30, 2008

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 1.93%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,700 | $ 966,084 |
| Raytheon Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,500 | 1,210,020 |
| | | **2,176,104** |
| **Beverages – 3.46%** | | |
| Coca-Cola Company (The) . . . . . . . . . . . . . . . . . . . . . . . | 51,700 | 2,687,366 |
| PepsiCo, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,200 | 1,220,928 |
| | | **3,908,294** |
| **Business Equipment and Services – 0.79%** | | |
| IntercontinentalExchange, Inc.* . . . . . . . . . . . . . . . . . . . . | 7,800 | **889,200** |
| **Capital Equipment – 5.54%** | | |
| Deere & Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55,500 | 4,003,215 |
| Foster Wheeler Ltd.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,600 | 847,148 |
| Illinois Tool Works Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 29,600 | 1,406,296 |
| | | **6,256,659** |
| **Chemicals – Petroleum and Inorganic – 4.44%** | | |
| Monsanto Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,600 | **5,007,024** |
| **Communications Equipment – 6.51%** | | |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 98,900 | 2,301,403 |
| Nokia Corporation, Series A, ADR. . . . . . . . . . . . . . . . . . | 68,300 | 1,673,350 |
| QUALCOMM Incorporated. . . . . . . . . . . . . . . . . . . . . . . . | 75,900 | 3,369,581 |
| | | **7,344,334** |
| **Computers – Main and Mini – 1.95%** | | |
| Hewlett-Packard Company. . . . . . . . . . . . . . . . . . . . . . . . | 49,700 | **2,197,237** |
| **Computers – Micro – 2.48%** | | |
| Apple Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,700 | **2,796,665** |
| **Computers – Peripherals – 5.97%** | | |
| Activision, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 79,900 | 2,724,191 |
| Electronic Arts Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49,500 | 2,199,037 |
| Microsoft Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . | 65,700 | 1,809,378 |
| | | **6,732,606** |
| **Consumer Electronics – 3.14%** | | |
| Research In Motion Limited* . . . . . . . . . . . . . . . . . . . . . . | 30,300 | **3,543,585** |

See Notes to Schedule of Investments on page 16.

# The Investments of Tax-Managed Equity Fund

*June 30, 2008*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Defense – 1.90%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . . . | 25,400 | $ **2,138,680** |
| | | |
| **Electrical Equipment – 2.08%** | | |
| Emerson Electric Co. . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,600 | 1,068,120 |
| First Solar, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,700 | 1,281,972 |
| | | **2,350,092** |
| **Electronic Instruments – 0.81%** | | |
| Thermo Fisher Scientific Inc.* . . . . . . . . . . . . . . . . . . . . | 16,500 | **919,545** |
| | | |
| **Health Care – Drugs – 8.73%** | | |
| Abbott Laboratories . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54,600 | 2,892,162 |
| Genentech, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,800 | 3,324,420 |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 68,700 | 3,636,291 |
| | | **9,852,873** |
| **Health Care – General – 5.24%** | | |
| Baxter International Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 17,700 | 1,131,738 |
| DENTSPLY International Inc. . . . . . . . . . . . . . . . . . . . . . | 40,600 | 1,495,501 |
| Hologic, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,000 | 1,091,000 |
| Zimmer Holdings, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . | 32,300 | 2,198,015 |
| | | **5,916,254** |
| **Hospital Supply and Management – 1.07%** | | |
| Stryker Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,200 | **1,207,296** |
| | | |
| **Hotels and Gaming – 2.10%** | | |
| International Game Technology . . . . . . . . . . . . . . . . . . . . | 66,900 | 1,671,162 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 14,800 | 702,112 |
| | | **2,373,274** |
| **Household – General Products – 2.86%** | | |
| Colgate-Palmolive Company . . . . . . . . . . . . . . . . . . . . . | 26,400 | 1,824,240 |
| Procter & Gamble Company (The) . . . . . . . . . . . . . . . . . | 23,100 | 1,404,711 |
| | | **3,228,951** |
| **Insurance – Life – 2.22%** | | |
| Aflac Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,900 | **2,505,720** |
| | | |
| **Non-Residential Construction – 0.96%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,800 | **1,079,264** |

See Notes to Schedule of Investments on page 16.

# The Investments of Tax-Managed Equity Fund

*June 30, 2008*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Petroleum – Services – 11.23%** | | |
| National Oilwell Varco, Inc.* | 37,700 | $ 3,344,744 |
| Schlumberger Limited | 25,100 | 2,696,493 |
| Smith International, Inc. | 27,900 | 2,319,606 |
| Transocean Inc. | 18,002 | 2,743,325 |
| Weatherford International Ltd.* | 31,600 | 1,567,044 |
| | | **12,671,212** |
| **Restaurants – 1.39%** | | |
| YUM! Brands, Inc. | 44,600 | **1,565,014** |
| **Retail – General Merchandise – 1.65%** | | |
| Kohl's Corporation* | 18,000 | 720,720 |
| Target Corporation | 24,500 | 1,139,005 |
| | | **1,859,725** |
| **Security and Commodity Brokers – 1.22%** | | |
| Goldman Sachs Group, Inc. (The) | 7,900 | **1,381,710** |
| **Timesharing and Software – 3.70%** | | |
| Amazon.com, Inc.* | 11,200 | 820,904 |
| Google Inc., Class A* | 2,900 | 1,528,256 |
| Visa Inc., Class A* | 22,400 | 1,821,344 |
| | | **4,170,504** |
| **Trucking and Shipping – 0.97%** | | |
| Expeditors International of Washington, Inc. | 25,400 | **1,093,089** |
| **Utilities – Telephone – 2.92%** | | |
| China Mobile (Hong Kong) Limited, ADR | 29,800 | 1,995,110 |
| Crown Castle International Corp.* | 33,600 | 1,301,328 |
| | | **3,296,438** |
| **TOTAL COMMON STOCKS – 87.26%** | | **$ 98,461,349** |

(Cost: $79,233,951)

See Notes to Schedule of Investments on page 16.

# The Investments of Tax-Managed Equity Fund

*June 30, 2008*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** | | |
| Anheuser-Busch Companies, Inc., | | |
| 2.3%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,800 | $  3,800,000 |
| Colgate-Palmolive Company, | | |
| 2.15%, 7–30–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,996,536 |
| Fortune Brands Inc., | | |
| 3.0%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,596 | 4,596,000 |
| Toyota Motor Credit Corporation, | | |
| 2.2%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,000,000 |
| United Parcel Service, Inc., | | |
| 2.03%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,880 | 1,880,000 |
| **TOTAL SHORT-TERM SECURITIES – 12.65%** | | **$  14,272,536** |
| (Cost: $14,272,536) | | |
| **TOTAL INVESTMENT SECURITIES – 99.91%** | | **$112,733,885** |
| (Cost: $93,506,487) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.09%** | | **96,456** |
| **NET ASSETS – 100.00%** | | **$112,830,341** |

**Notes to Schedule of Investments**

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## TAX-MANAGED EQUITY FUND
*June 30, 2008*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $93,506) (Notes 1 and 3) . . . . . . . . | $112,734 |
| Receivables: | |
|     Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 196 |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 113,034 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 141 |
| Accrued distribution and service fees (Note 2) . . . . . . . . . . . . . . . . . . . . . . . | 23 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Due to custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 |
|     Total liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 204 |
|       Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $112,830 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 10 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100,072 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . . . | (6) |
|     Accumulated undistributed net realized loss | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (6,473) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . | 19,227 |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $112,830 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $11.65 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $10.86 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $10.83 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $11.51 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,111 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 262 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 352 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

## TAX-MANAGED EQUITY FUND
*For the Fiscal Year Ended June 30, 2008*
*(In Thousands)*

**INVESTMENT LOSS**

| | |
|---|---:|
| Income (Note 1B): | |
|   Dividends (net of foreign withholding taxes of $16) . . . . . . . . . . . . . . . . . . . | $ 762 |
|   Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 406 |
|       Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,168 |
| Expenses (Note 2): | |
|   Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 664 |
|   Distribution and service fees: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 226 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35 |
|   Shareholder servicing: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 126 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
|   Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58 |
|   Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 |
|   Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
|   Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
|   Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 135 |
|       Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,325 |
|         Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (157) |

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,993 |
| Unrealized appreciation in value of investments | |
|   during the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,814 |
|   Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,807 |
|     Net increase in net assets resulting from operations . . . . . . . . . . . . . . | $3,650 |

*Not shown due to rounding.

# Statement of Changes in Net Assets

**TAX-MANAGED EQUITY FUND**

*(In Thousands)*

| | For the fiscal year ended June 30, | |
| --- | ---: | ---: |
| | **2008** | **2007** |
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (157) | $ (282) |
| Realized net gain on investments . . . . . . . . . . . . . . . . . | 1,993 | 1,913 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . . . . . | 1,814 | 10,639 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,650 | 12,270 |
| Distributions to shareholders from (Note 1E):[1] | | |
| Net investment income: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (—) | (—) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . | 27,500 | (2,592) |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31,150 | 9,678 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 81,680 | 72,002 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $112,830 | $81,680 |
| Accumulated undistributed net investment loss . . . . . . . | $ (6) | $ (4) |

(1)See "Financial Highlights" on pages 20 - 23.

See Notes to Financial Statements.

# Financial Highlights

## TAX-MANAGED EQUITY FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . | $10.99 | $ 9.32 | $8.74 | $8.27 | $6.94 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . | (0.02) | (0.03) | (0.04) | (0.01) | (0.07) |
| Net realized and unrealized gain on investments. . . . . . . . | 0.68 | 1.70 | 0.62 | 0.49 | 1.40 |
| Total from investment operations . . . . . . . . . . . . . . | 0.66 | 1.67 | 0.58 | 0.48 | 1.33 |
| Less distributions from: | | | | | |
| Net investment income . . . . | (0.00) | (0.00) | (0.00) | (0.01) | (0.00) |
| Capital gains . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.01) | (0.00) |
| Net asset value, end of period . . . . . . . . . . . | $11.65 | $10.99 | $9.32 | $8.74 | $8.27 |
| Total return[1] . . . . . . . . . . . . . . | 6.01% | 17.92% | 6.64% | 5.78% | 19.16% |
| Net assets, end of period (in millions) . . . . . . . . . . . . | $106 | $75 | $65 | $60 | $54 |
| Ratio of expenses to average net assets . . . . . . . | 1.24% | 1.31% | 1.32% | 1.34% | 1.40% |
| Ratio of net investment loss to average net assets . . . . . . . . . . . . . . | −0.09% | −0.29% | −0.44% | −0.13% | −0.96% |
| Portfolio turnover rate. . . . . . . . | 27% | 55% | 100% | 66% | 92% |

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

# Financial Highlights

**TAX-MANAGED EQUITY FUND**
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . | $10.34 | $ 8.85 | $8.37 | $7.98 | $6.77 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . | (0.11)[1] | (0.11)[1] | (0.16) | (0.09) | (0.13) |
| Net realized and unrealized gain on investments. . . . . . . . | 0.63[1] | 1.60[1] | 0.64 | 0.48 | 1.34 |
| Total from investment operations . . . . . . . . . . . . . . | 0.52 | 1.49 | 0.48 | 0.39 | 1.21 |
| Less distributions from: | | | | | |
| Net investment income . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . . . . | $10.86 | $10.34 | $8.85 | $8.37 | $7.98 |
| Total return . . . . . . . . . . . . . . . . | 5.03% | 16.84% | 5.73% | 4.89% | 17.87% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . | $3 | $4 | $4 | $4 | $4 |
| Ratio of expenses to average net assets . . . . . . . | 2.13% | 2.22% | 2.24% | 2.27% | 2.36% |
| Ratio of net investment loss to average net assets . . . . . . . . . . . . . . | −1.01% | −1.20% | −1.37% | −1.04% | −1.91% |
| Portfolio turnover rate . . . . . . . . | 27% | 55% | 100% | 66% | 92% |

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

# Financial Highlights

## TAX-MANAGED EQUITY FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . | $10.30 | $ 8.83 | $8.35 | $7.97 | $6.76 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . | (0.11)[1] | (0.12)[1] | (0.14) | (0.08) | (0.12) |
| Net realized and unrealized gain on investments. . . . . . . . | 0.64[1] | 1.59[1] | 0.62 | 0.46 | 1.33 |
| Total from investment operations . . . . . . . . . . . . . . | 0.53 | 1.47 | 0.48 | 0.38 | 1.21 |
| Less distributions from: | | | | | |
| Net investment income . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . . . . | $10.83 | $10.30 | $8.83 | $8.35 | $7.97 |
| Total return . . . . . . . . . . . . . . . . | 5.15% | 16.65% | 5.75% | 4.77% | 17.90% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . | $4 | $3 | $3 | $3 | $2 |
| Ratio of expenses to average net assets . . . . . . . | 2.14% | 2.27% | 2.28% | 2.30% | 2.35% |
| Ratio of net investment loss to average net assets . . . . . . . . . . . . . . | −1.00% | −1.26% | −1.41% | −1.09% | −1.91% |
| Portfolio turnover rate . . . . . . . . | 27% | 55% | 100% | 66% | 92% |

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

# Financial Highlights

**TAX-MANAGED EQUITY FUND**
*Class Y Shares*[1]
*For a Share of Capital Stock Outstanding Throughout Each Period:*

|  | For the fiscal year ended June 30, | | | | |
|---|---|---|---|---|---|
|  | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . | $11.00 | $ 9.32 | $8.76 | $8.28 | $6.95 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) . . . . . . . . . | (0.12) | (0.02) | (0.05)[2] | 0.01 | (0.01) |
| Net realized and unrealized gain on investments. . . . . . . . | 0.63 | 1.70 | 0.61[2] | 0.50 | 1.34 |
| Total from investment operations . . . . . . . . . . . . . . | 0.51 | 1.68 | 0.56 | 0.51 | 1.33 |
| Less distributions from: | | | | | |
| Net investment income . . . . | (0.00) | (0.00) | (0.00) | (0.03) | (0.00) |
| Capital gains . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.03) | (0.00) |
| Net asset value, end of period. . . . . . . . . . . | $11.51 | $11.00 | $9.32 | $8.76 | $8.28 |
| Total return . . . . . . . . . . . . . . . . . | 4.64% | 18.03% | 6.39% | 6.11% | 19.14% |
| Net assets, end of period (in thousands) . . . . . . . . . . . | $1 | $1 | $1 | $19 | $17 |
| Ratio of expenses to average net assets . . . . . . . | 2.11% | 1.24% | 1.30% | 1.14% | 1.24% |
| Ratio of net investment income (loss) to average net assets . . . . . . . | −0.97% | −0.23% | −0.60% | 0.09% | −0.80% |
| Portfolio turnover rate. . . . . . . . | 27% | 55% | 100% | 66% | 92% |

(1)See Note 5 to Financial Statements.
(2)Based on average weekly shares outstanding.

See Notes to Financial Statements.

# Notes to Financial Statements

*June 30, 2008*

## NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide long-term growth of capital while minimizing taxable gains and income to shareholders. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

**A. Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

**B. Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

**C. Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

**D. Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state tax authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

**E. Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. At June 30, 2008, the Fund reclassified permanent differences relating to differing treatments from net operating losses. Net investment income and net assets were not affected by these reclassifications.

**F. Concentration of Risk** – The Fund may have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information.

**G. New Accounting Pronouncements** – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ending June 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during the fiscal year ending June 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value

at the close of business. The fee is payable by the Fund at the annual rates of: 0.65% of net assets up to $1 billion, 0.60% of net assets over $1 billion and up to $2 billion, 0.55% of net assets over $2 billion and up to $3 billion, and 0.50% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

**Accounting Services Fee**

| Average Net Asset Level (in millions) | | | | | Annual Fee Rate for Each Level |
|---|---|---|---|---|---|
| From | $ 0 | to | $ | 10 | $ 0 |
| From | $ 10 | to | $ | 25 | $ 11,500 |
| From | $ 25 | to | $ | 50 | $ 23,100 |
| From | $ 50 | to | $ | 100 | $ 35,500 |
| From | $100 | to | $ | 200 | $ 48,400 |
| From | $200 | to | $ | 350 | $ 63,200 |
| From | $350 | to | $ | 550 | $ 82,500 |
| From | $550 | to | $ | 750 | $ 96,300 |
| From | $750 | to | $1,000 | | $121,600 |
| | $1,000 and Over | | | | $148,500 |

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5042 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $313,748. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended June 30, 2008, W&R received $229, $2,349 and $178 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $222,027 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net

assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended June 30, 2008, the Fund paid Directors' regular compensation of $5,264, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

## NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $40,632,690, while proceeds from maturities and sales aggregated $24,237,033. No U.S. government obligations were purchased or sold during the fiscal year ended June 30, 2008.

For Federal income tax purposes, cost of investments owned at June 30, 2008 was $93,550,802, resulting in net unrealized appreciation of $19,183,083, of which $23,286,770 related to appreciated securities and $4,103,687 related to depreciated securities.

## NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2008 and the related net capital losses and post-October activity were as follows:

| | |
|---|---:|
| Net ordinary income | $ — |
| Distributed ordinary income | — |
| Undistributed ordinary income | — |
| Realized long-term capital gains | — |
| Distributed long-term capital gains | — |
| Undistributed long-term capital gains | — |
| Post-October losses deferred | — |

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

| | |
|---|---:|
| June 30, 2011 | $6,363,639 |
| June 30, 2012 | 77,635 |
| Total carryover | $6,441,274 |

## NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, are closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class (except Class Y) are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

| | For the fiscal year ended June 30, | |
| --- | --- | --- |
| | 2008 | 2007 |
| Shares issued from sale of shares: | | |
| Class A | 3,453 | 1,351 |
| Class B | 17 | 10 |
| Class C | 100 | 73 |
| Class Y | — | — |
| Shares issued from reinvestment of dividend and/or capital gains distribution: | | |
| Class A | — | — |
| Class B | — | — |
| Class C | — | — |
| Class Y | — | — |
| Shares redeemed: | | |
| Class A | (1,156) | (1,547) |
| Class B | (117) | (86) |
| Class C | (46) | (88) |
| Class Y | (—) | (—) |
| Increase (decrease) in outstanding capital shares | 2,251 | (287) |
| Value issued from sale of shares: | | |
| Class A | $41,829 | $13,830 |
| Class B | 194 | 94 |
| Class C | 1,136 | 696 |
| Class Y | — | — |
| Value issued from reinvestment of dividend and/or capital gains distribution: | | |
| Class A | — | — |
| Class B | — | — |
| Class C | — | — |
| Class Y | — | — |
| Value redeemed: | | |
| Class A | (13,809) | (15,570) |
| Class B | (1,335) | (810) |
| Class C | (515) | (832) |
| Class Y | (—) | (—) |
| Increase (decrease) in outstanding capital | $27,500 | $ (2,592) |

## NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. During the past fiscal year, the Fund was not one of the selected funds to participate in or benefit from the aggregate management fee reduction discussed above. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

# Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of**
**Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.:**

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. (the "Fund"), as of June 30, 2008, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. as of June 30, 2008, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2008

# Income Tax Information

Normally, dividends and/or distributions are paid to shareholders of the Fund annually in December. No dividends and/or distributions were paid to shareholders during the fiscal year from July 1, 2007 through June 30, 2008.

# The Board of Directors of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc.* (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc.* The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

**Additional Information about Directors**

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

*Changed to Ivy Funds Variable Insurance Portfolios, Inc. effective July 31, 2008.

## DISINTERESTED DIRECTORS

| Name, address and year of birth | Position(s) held with the Fund and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940 | Fund Director since 2007<br><br>Director in Fund Complex since 2003 | President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present) | Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen) |
| James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947 | Fund Director since 1999<br><br>Director in Fund Complex since 1997 | Professor of Law, Washburn School of Law (1988 to present) | Director, Kansas Legal Services for Prisoners, Inc. |
| John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939 | Fund Director since 1999<br><br>Director in Fund Complex since 1997 | President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises | Advisory Director, UMB Northland Board (financial services); Past President, Liberty Memorial Association (WWI National Museum) (2005–2007); Director, Northland Betterment Commission (community service) |
| David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933 | Fund Director since 1999<br><br>Director in Fund Complex since 1998<br><br>Fund Independent Chairman since 2006 | Senior Advisor to the President, J. Paul Getty Trust (arts trust) (until 2006); Professor, University of Utah (non-profit education) (until 2005) | Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003–2005) |

| Name, address and year of birth | Position(s) held with the Fund and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967 | Fund Director since 1999 Director in Fund Complex since 1998 | President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma School of Law (1997 to 2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present) | Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds (29 portfolios overseen) |
| John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919 | Fund Director since 1999 Director in Fund Complex since 1988 | Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003) | Director, Central Bank & Trust; Director, Central Financial Corporation (financial services) |
| Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938 | Fund Director since 2008 Director in Fund Complex since 2008 | Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present) | Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care) |
| Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924 | Fund Director since 1999 Director in Fund Complex since 1971 | Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present) | Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America |

| Name, address and year of birth | Position(s) held with the Fund and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953 | Fund Director since 1999<br><br>Director in Fund Complex since 1996 | Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus, L.P., a law firm (1980 to present) | Director, Columbian Bank & Trust; Director, American Red Cross (social services); Director, Rockhurst University (education); Director, CarEntrust, Inc. (health care technology) |
| Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937 | Fund Director since 1999<br><br>Director in Fund Complex since 1995 | Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003) | Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen) |

## INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material.

| Name, address and year of birth | Position(s) held with the Fund and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953 | Fund Director since 2007 Director in Fund Complex since 2007 | Chief Investment Officer (CIO) of WDR, WRIMCO and Ivy Investment Management Company (IICO), an affiliate of WDR; Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987 to 2005) | Director of WDR, WRIMCO and IICO |
| Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936 | Fund Director since 1999 Director in Fund Complex since 1998 | Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003) | None |
| Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942 | Fund President since 2001 Fund Director since 1999 Director in Fund Complex since 1998 | CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/ Trustee of each of the funds in the Fund Complex | Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO |

## OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

| Name, address and year of birth | Position(s) held with the Fund | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964 | Fund Vice President since 2006<br><br>Fund Secretary since 2006 | Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005) | None |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Fund Vice President since 2006<br><br>Fund Treasurer since 2006<br><br>Fund Principal Accounting Officer since 2006<br><br>Fund Principal Financial Officer since 2007 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003) | None |

| Name, address and year of birth | Position(s) held with the Fund | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Kristen A. Richards<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1967 | Fund Vice President since 2000<br><br>Fund Assistant Secretary since 2006<br><br>Fund Associate General Counsel since 2000 | Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006) | None |
| Scott J. Schneider<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1968 | Fund Vice President since 2006<br><br>Fund Chief Compliance Officer since 2004 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004) | None |
| Daniel C. Schulte<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1965 | Fund Vice President since 2000<br><br>Fund General Counsel since 2000<br><br>Fund Assistant Secretary since 2000 | Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present) | None |

# Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

## Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

## Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

## Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

## Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

## Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

## Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

# Proxy Voting Information

**Proxy Voting Guidelines**

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

# Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com

# Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

This page is for your notes and calculations.

This page is for your notes and calculations.

## The Waddell & Reed Advisors Funds Family

**Global/International Funds**

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

**Domestic Equity Funds**

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

**Fixed Income Funds**

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

**Money Market Funds**

Waddell & Reed Advisors Cash Management

**Specialty Funds**

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

**1.888.WADDELL**
**Visit us online at www.waddell.com**

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

www.waddell.com



WADDELL
& REED
*Advisors Funds*

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

*Waddell & Reed, Inc.*

NUR1019A (6-08)